Norampac Names Charles Smith
as New Vice President and Chief Financial Officer

Montreal, Quebec, November 28, 2002 - Mr. Alain Lemaire, President and Chief Executive Officer of Norampac Inc., is pleased to announce the appointment of Mr. Charles Smith as Vice-President and Chief Financial Officer.

Mr. Smith holds a Bachelor's Degree in Accounting and is a member of the Institute of the Chartered Accountants. He has more than fifteen years experience in finance and in administration within the manufacturing industry.

Among several strategic positions he has held, he was previously employed by Bombardier, between 1987 and 2002, where he served as Vice-President of Finance and Administration, for the Sea-Doo/Ski-Doo Division, as Vice-President of Finance, for the Canadair Division and, until recently, as Vice-President, Controller, for the Aerospace Division. Before joining Bombardier, Mr. Smith worked as Chartered Accountant for Ernst and Young.

Mr. Smith started his new functions on November 25, 2002, taking over from Richard Garneau who was recently appointed Senior Vice-President, Forest Products Group, at Domtar.

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Norampac owns eight containerboard mills and twenty-five corrugated products plants in the United States, Canada, Mexico and France. With an annual production capacity of more than 1.6 million short tons, Norampac is the largest containerboard producer in Canada and the 7th largest in North America. Norampac, which is also a major Canadian manufacturer of corrugated products, is a joint venture company owned by Domtar Inc. (symbol: DTC-TSX) and Cascades Inc. (symbol: CAS-TSX).

Information:

Marc-André Dépin

Executive Vice President

Norampac Inc.

Telephone: (514) 282-2607

E-Mail: marc_andre_depin@norampac.com